08026155

SECUR. ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Drive, Ste 1525
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert (312) 253-0382
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 22 2008
Washington, DC 100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

"OFFICIAL SEAL"
Edna Hardy
Notary Public, State of Illinois
My Commission Expires Sept. 6, 2009

2/21/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AOS, Inc.

Year Ended December 31, 2007

Financial Report

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of AOS, Inc, as of December 31, 2007 and 2006, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AOS, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on page 9 and forward is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange act of 1934 and the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 18, 2008

AOS, Inc.

Statement of Financial Condition

Assets	December 31, 2007	December 31, 2006
Cash and cash equivalents	$ 416,625	$ 274,044
Cash deposits with clearing organizations	300,000	100,000
Commissions receivable	572,912	286,015
Note receivable	10,000	-
Prepaid income taxes	21,510	-
Prepaid expenses	15,667	-
Property and equipment, net of accumulated depreciation of $9,730 and $26,749 respectively	40,000	-
Total Assets	$ 1,376,714	$ 660,059

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable	$ 889,219	$ 211,761
Accrued income taxes	-	40,675
Deferred taxes	15,527	-
Total liabilities	904,746	252,436
Shareholder's Equity		
Common stock, $0.01 par value per share 100,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in-capital	164,404	164,404
Retained earnings	307,554	243,209
Total shareholder's equity	471,968	407,623
Total Liabilities and Shareholder's Equity	$ 1,376,714	$ 660,059

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Income

	For the Years Ended	
	December 31, 2007	December 31, 2006
Revenues		
Commissions	$ 5,150,881	$ 2,370,084
Trading gains and losses	(409,014)	-
Other operating revenues	220,497	261,017
Interest	218,889	236,031
Total revenues	5,181,253	2,867,132
Operating Expenses		
Employee compensation and benefits	1,878,470	951,981
Commissions and floor brokerage	2,319,773	1,284,171
Communications	160,349	94,264
Occupancy and equipment rental	139,949	120,742
Promotional costs	166,800	137,144
Interest expenses	130	13
Other operating expenses	425,425	155,420
Total operating expenses	5,090,896	2,743,735
Net Income Before Income Taxes	90,357	123,397
Provision for income taxes	26,012	87,577
Net Income	$ 64,345	$ 35,820

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2007

	Common Stock		Additional Paid-In-Capital		Retained Earnings	
Balance, January 1, 2006	$	10	$	164,404	$	207,389
Net income						35,820
Balance, December 31, 2006	$	10	$	164,404	$	243,209
Net income						64,345
Balance, December 31, 2007	$	10	$	164,404	$	307,554

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2007	December 31, 2006
Operating Activities		
Net income	$ 64,345	$ 35,820
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	2,379
Deferred income taxes	15,527	-
Changes in operating assets and liabilities		
Deposit with clearing organization	(200,000)	704
Commissions receivable	(286,897)	(116,919)
Other current assets	(25,667)	-
Accounts payable	677,458	109,702
Prepaid/accrued income taxes	(62,185)	(13,545)
Net Cash Provided by Operating Activities	182,581	18,141
Investing Activities		
Loans receivable from officer	-	22,000
Purchase of fixed assets	(40,000)	(2,379)
Net Cash Provided by (Used in) Investing Activities	(40,000)	19,621
Increase in Cash and Cash Equivalents	142,581	37,762
Cash and Cash Equivalents at Beginning of Year	274,044	236,282
Cash and Cash Equivalents at End of Year	$ 416,625	$ 274,044

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Notes To Financial Statements
December 31, 2007

Note 1 – Significant Accounting Policies

Description of Business
AOS, Inc. is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with Terra Nova Trading, LLC and LEK Securities Corporation. The Company is also registered as an Independent Introducing Broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income. The Company uses the direct method for recording bad debts.

Advertising Costs
All advertising costs are expressed as incurred. Advertising costs incurred were $101,138 and $102,692 for 2007 and 2006, respectively.

Statement of Cash Flows
Cash equivalents include demand deposits and money market accounts. The cash deposit with the clearing organization is not included as a cash equivalent item.

The Company paid $72,670 and $101,737 in income taxes in 2007 and 2006, respectively. The Company paid $130 and $13 in interest costs in 2007 and 2006, respectively.

Reclassifications
Certain items in the 2006 financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net income or shareholder's equity.

Note 2 – Commitments

Rental expenses for 2007 and 2006 were $119,109 and $107,489 respectively.

Note 2 – Commitments (Continued)

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ended December	
2008	$ 118,618
2009	29,982
	$ 148,600

Note 3 - Income Taxes

The Company's non-current deferred tax liability results from timing differences related to the expensing of software development costs. The Company's effective income tax rate is higher than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, meals and entertainment expenses. During 2006, the Company determined that it had significantly underestimated its income tax liability. A change in accounting estimate was recognized to reflect this underestimation, resulting in an increase in income tax expense of $44,600.

The components of income tax expense were as follows:

	2007	2006
Current State	$ 2,151	$ 13,625
Current Federal	8,334	73,952
Deferred State	2,920	-
Deferred Federal	12,607	-
	$ 26,012	$ 87,577

Note 4 - Concentrations of Credit Risk

Even though the Company is a fully-disclosed broker-dealer, it could become contingently liable for any unsecured debit balances in any of its customer accounts. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is not able to fulfill its contractual obligation. The Company seeks to control its risk by monitoring margin collateral levels on a daily basis, by requiring additional collateral if necessary, and by forcing a liquidation of a customer account when necessary.

AOS, Inc.

Notes To Financial Statements
December 31, 2007

Note 4 - Concentrations of Credit Risk (continued)

Commissions receivable as of December 31, 2007 and 2006 were unsecured and totaled $572,912 and $286,015 respectively. The Company does not require collateral on these receivables.

The Company maintains a cash balance in a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company as of December 31, 2007 had $216,665 in excess of that limit.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2007, the Company had net capital of $337,585, which was $87,585 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 263.4%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2007, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2007 unaudited Focus report and this report. The net effect was an increase in net capital of $22,160.

Net capital as reported on the unaudited Focus report of December 31, 2007	$	315,425
Increase in shareholder's equity due to post-Focus accrual adjustments		25,423
Increase in allowable credits		15,527
Increase in classification of non-allowable assets		(18,790)
Net Capital as Audited	$	337,585

AOS, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2007

Net Capital		
Shareholder's equity	$	471,968
Add: Allowable credits		15,527
Less: Nonallowable assets		149,910
Net capital before haircuts on security position		337,585
Haircuts on securities		-
Net capital	$	337,585
Aggregate Indebtedness	$	889,219
Net capital required based on aggregate indebtedness	$	59,281
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	87,585
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	248,663
Percentage of Aggregate Indebtedness to Net Capital		263.4%

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements of AOS, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
AOS, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 18, 2008

END